EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2023 and 2022

(Expressed in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022

(Unaudited - Expressed in thousands of Canadian dollars unless otherwise noted)

	March 31, 2023	December 31, 2022

Assets
Current
Cash and cash equivalents	$6,907	$13,558
Short-term investments (Note 3)	4,797	-
Investments (Note 4)	2,811	184
Prepaid expenses, amounts and other receivables (Note 5)	1,100	1,118
Total current assets	15,615	14,860

Non-current
Mineral properties (Note 6)	229,440	221,147
Investment in Treasury Metals Inc. (Note 7)	5,492	5,592
Investment in PC Gold Inc. (Note 8)	21,572	21,572
Investment in Big Ridge Gold Corp. (Note 9)	2,054	2,119
Property and equipment	1,422	1,373
Other assets	236	270
Total non-current assets	260,216	252,073
TOTAL ASSETS	$275,831	$266,933

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$4,334	$2,847
Current portion of lease liability	147	143
Flow-through share premium liability (Note 12)	452	1,042
Option – PC Gold (Note 8)	5,216	5,216
Current portion of other liabilities (Note 6)	100	-
Total current liabilities	10,249	9,248

Non-current
Lease liability	134	172
Provision for environmental remediation (Note 6(b))	1,500	1,500
Provision for Pickle Crow reclamation funding (Note 6(d))	1,172	1,172
Silver Stream derivative liability (Note 10)	30,791	27,171
Other liabilities (Note 6)	454	-
Total non-current liabilities	34,051	30,015
TOTAL LIABILITIES	44,300	39,263

SHAREHOLDERS’ EQUITY
Share capital (Note 13)	342,149	340,963
Warrant and share-based payment reserve (Note 13)	50,266	49,589
Accumulated other comprehensive loss	(3,866)	(4,337)
Accumulated deficit	(157,018)	(158,545)
Total shareholders’ equity	231,531	227,670
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$275,831	$266,933

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited - Expressed in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2023	2022

OPERATING EXPENSES (Note 14)
General and administration	$1,700	$1,423
Exploration and evaluation	105	177
Investor relations and marketing communications	375	292
Corporate development and due diligence	83	109
Loss from operational activities	(2,263)	(2,001)

OTHER ITEMS
Gain on disposal of asset (Note 6)	(6,710)	-
Interest and other income	(326)	(48)
Investments fair value gain	-	(801)
Foreign exchange loss (gain)	36	(187)
Other expenses	16	42
Fair value loss (gain) on Silver Stream liability (Note 10)	3,620	(421)
Gain (loss) before income taxes	$1,101	$(586)
Deferred income tax recovery	591	-
Equity loss of equity accounted investments (Note 7,8 & 9)	(165)	(187)
Net income (loss) for the period	$1,527	$(773)

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to net income:
Investments fair value gain	471	1,504
Mineral property investments fair value gain	-	458
Items that are or may be reclassified to net income or (loss):
Currency translation adjustment of foreign subsidiaries	-	(8)
Other comprehensive income	471	1,954

Net income and comprehensive income for the period	$1,998	$1,181
Income per share
Basic	$0.00	$(0.00)
Diluted	$0.00	$0.00
Weighted average number of shares outstanding
Basic	805,813,381	706,663,426
Diluted	806,626,038	707,768,912

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited - Expressed in thousands of Canadian dollars unless otherwise noted)

	Three months ended March 31,
	2023	2022

Cash flows from operating activities
Net income (loss) for the period	$1,527	$(773)
Adjustments for:
Share-based payments (Note 13)	504	656
Depreciation	128	98
Gain on sale of royalty	(6,710)	-
Fair value loss (gain) on Silver Stream derivative liability (Note 10)	3,620	(421)
Investments fair value gain	-	(801)
Accrued interest receivable	(55)	-
Other expenses	8	38
Unrealized foreign exchange loss	36	23
Deferred income tax recovery	(591)	-
Equity and dilution loss on equity accounted investments	165	187
Operating cash flows before movements in working capital	(1,368)	(993)
Changes in non-cash working capital items:
Decrease in accounts and other receivables	52	88
Decrease in prepaid expenditures	19	14
Increase (decrease) in accounts payables and accrued liabilities	1,481	(1,543)
Total cash provided by (used in) operating activities	184	(2,434)
Cash flows from investing activities
Mineral property expenditures	(6,490)	(5,955)
Proceeds from sale of investments	-	4,478
Property and equipment purchases	(131)	(435)
Proceeds from sale of royalty (Note 6)	4,680	-
Cash expended in acquisitions	-	(1,367)
Investment in Guaranteed Investment Certificates	(4,797)	-
Total cash used in investing activities	(6,738)	(3,279)
Cash flows from financing activities
Share issuance costs	(23)	-
Repayment of lease liability	(34)	(30)
Finance costs paid	(8)	(11)
Total cash used in financing activities	(65)	(41)
Foreign exchange effect on cash	(32)	(38)
Change in cash and cash equivalents	(6,651)	(5,792)
Cash and cash equivalents, beginning	13,558	29,516
Cash and cash equivalents, ending	$6,907	$23,724
Cash	2,606	10,647
Term deposits	4,301	13,077
Cash and cash equivalents, ending	$6,907	$23,724

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

FIRST MINING GOLD CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND 2022

(Unaudited - Expressed in thousands of Canadian dollars, except share and per share amounts)

	Number of common shares	Share capital	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total

Balance as at December 31, 2021	700,200,059	$318,499	$25,063	$22,219	$410	$(142,266)	$223,925
Shares issued on acquisition of Beattie Gold Mines	7,636,944	2,024	-	-	-	-	2,024
Shares issued in connection with mineral property tenure	3,599,784	1,001	-	-	-	-	1,001
Share reduction due to expiry	(118,029)	-	-	-	-	-	-
Share-based payments	-	-	-	1,053	-	-	1,053
Loss for the period	-	-	-	-	-	(773)	(773)
Other comprehensive income	-	-	-	-	1,954	-	1,954
Balance as at March 31, 2022	711,318,758	$321,524	$25,063	$23,272	$2,364	$(143,039)	$229,184
Balance as at December 31, 2022	802,226,149	$340,963	$25,063	$24,526	$(4,337)	$(158,545)	$227,670
Share issuance cost	-	(23)	-	-	-	-	(23)
Shares issuance on acquisition of mineral properties (Note 6)	4,891,873	1,032	-	-	-	-	1,032
Settlement of restricted share units	539,998	177	-	(177)	-	-	-
Share-based payments	-	-	-	854	-	-	854
Income for the period	-	-	-	-	-	1,527	1,527
Other comprehensive income	-	-	-	-	471	-	471
Balance as at March 31, 2023	807,658,020	$342,149	$25,063	$25,203	$(3,866)	$(157,018)	$231,531

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

FIRST MINING GOLD CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced project being the Springpole Gold Project in northwestern Ontario. The Company acquired a 100% interest in the Duparquet Gold Project in September 2022 and is developing plans to advance the project along with its nearby Duquense and Pitt Projects in Québec. The Company holds a 14% equity position in Treasury Metals Inc., which is advancing the Goliath Gold Complex toward construction, and a 19% equity position in Big Ridge Gold Corp. which is advancing the Hope Brook Project as a joint venture partner. First Mining’s portfolio of gold projects in eastern Canada also includes the Cameron project. In addition, the Company holds a 30% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project (being advanced by Auteco Minerals Ltd), and a 49% direct project interest in the Hope Brook Project.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual financial statements. Accordingly, they should be read in conjunction with the notes to the Company’s audited financial statements for the years ended December 31, 2022 and 2021.

These financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit and loss or fair value through other comprehensive income (loss), which are stated at their fair value. The financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are expressed in thousands of Canadian dollars. These financial statements include the accounts of the Company and its subsidiaries. The functional currency of the Company and its Canadian subsidiaries is the Canadian dollar while the functional currency of the Company’s non-Canadian subsidiary is the US dollar.

In preparing the Company’s financial statements for the three months ended March 31, 2023, the Company used the same accounting policies, methods of computation and accounting policy judgments and estimates as in the annual consolidated financial statements for the year ended December 31, 2022. Additionally, the areas of estimation uncertainty remain unchanged from those disclosed in the annual consolidated financial statements. There are no IFRS interpretations that are not yet effective that, if adopted, would be expected to have a material impact on the Company’s condensed interim consolidated financial statements.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

5

FIRST MINING GOLD CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Cameron Gold Operations Ltd.	100%	Cameron Gold Project (“Cameron”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”) Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”)	Québec, Canada

These financial statements were approved by the Board of Directors on May 11, 2023.

3. SHORT-TERM INVESTMENTS

Short-term investments consist of a US$3.5 million (approx. $4.8 million) guaranteed investment certificate with an effective interest rate of 5.35% maturing September 2023.

4. INVESTMENTS

The movements in investments during the three months ended March 31, 2023 and the year ended December 31, 2022 are summarized as follows:

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Total Investments
Balance as at December 31, 2022	$-	$184	$184
Additions	-	2,156	2,156
Gain recorded in other comprehensive income	-	471	471
Balance as at March 31, 2023	$-	$2,811	$2,811

	Marketable Securities (FVTPL)	Marketable Securities (FVTOCI)	Total Investments
Balance as at December 31, 2021	$8,400	$4,986	$13,386
Additions	-	110	110
Disposals	(6,753)	(3,685)	(10,438)
Loss recorded in other comprehensive loss	-	(1,227)	(1,227)
Loss recorded in net loss	(1,647)	-	(1,647)
Balance as at December 31, 2022	$-	$184	$184

6

FIRST MINING GOLD CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

4. INVESTMENTS (continued)

The Company holds securities of publicly traded companies as strategic interests. The investments where the Company does not have significant influence are classified as marketable securities. The Auteco common shares, which were sold during the year ended December 31, 2022, were classified as FVTPL. Other marketable securities are designated as FVTOCI.

During the three months ended March 31, 2023, the Company:

•	received a total of 1.7 million common shares of Westward Gold Inc., in connection with the Earn-in Agreement associated with the Turquoise Canyon Project in Nevada, USA.
•	received a total of 1.6 million common shares of Elemental Altus Royalties Corp. as part of the consideration of the sale of the Company's non-core royalty portfolio.

5. PREPAID EXPENSES, AMOUNTS AND OTHER RECEIVABLES

Prepaid expenses, amounts and other receivables are summarized in the following table:

	March 31, 2023	December 31, 2022
GST and HST receivables	$428	$467
Other receivables	72	32
Prepaid expenses	600	619
Total	$1,100	$1,118

7

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6. MINERAL PROPERTIES

As at March 31, 2023 and December 31, 2022, the Company had the following mineral properties:

	Springpole	Birch-Uchi (Note 6(a))	Cameron	Duparquet (Note 6(b))	Duquesne/ Pitt	Hope Brook (Note 6(c))		Others (1)		Total
Balance December 31, 2022	$125,829	$3,871	$32,581	$35,637	$7,249		$15,852		$128	$221,147
Acquisition	1,192	85	-	511	-					1,788
Concessions, taxes and royalties	4	-	11	28	-					43
Salaries and share-based payments	631	239	(1)	211	-					1,080
Drilling, exploration, and technical consulting	501	879	1	160	-					1,541
Assaying, field supplies, and environmental	1,891	488	1	544	-					2,924
Travel and other expenses	403	622	1	19	-					1,045
Total Expenditures	$4,622	$2,313	$13	$1,473	$-	$		$		$8,421
Option payments received	-	-	-	-	-		-		(128)	(128)
Balance March 31, 2023	$130,451	$6,184	$32,594	$37,110	$7,249		$15,852		$-	$229,440

	Springpole	Birch-Uchi (Note 6(a))	Cameron	Duparquet (Note 6(b))	Duquesne/ Pitt	Hope Brook (Note 6(c))	Others (1)	Total
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$3,934	$170,017
Acquisition	1,566	674	-	30,489	-	-	-	32,729
Concessions, taxes and royalties	255	-	17	2	-	-	-	274
Salaries and share-based payments	3,406	652	94	276	5	-	-	4,433
Drilling, exploration, and technical consulting	7,400	788	83	142	-	-	-	8,413
Assaying, field supplies, and environmental	7,356	261	47	119	-	-	-	7,783
Travel and other expenses	1,781	176	11	11	-	-	-	1,979
Total Expenditures	$21,764	$2,551	$252	$31,039	$5	$-	$-	$55,611
Environmental remediation	-	-	-	1,500	-	-	-	1,500
Option payments received	-	-	-	-	-	(2,175)	(110)	(2,285)
Currency translation adjustments	-	-	-	-	-	-	13	13
Disposal of properties	-	-	-	-	-	-	(3,709)	(3,709)
Balance December 31, 2022	$125,829	$3,871	$32,581	$35,637	$7,249	$15,852	$128	$221,147

8

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6.  MINERAL PROPERTIES (continued)

(1)

Other mineral properties as at March 31, 2023 and December 31, 2022 include: A 1.5% NSR Royalty on the Goldlund Property under the terms of the Share Purchase Agreement for Tamaka Gold Corporation, which was sold in 2022 (Note 7(a)); and the Turquoise Canyon property in Nevada (under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021. Westward Gold Inc. exercised its option to acquire the Turquoise Canyon property on January 30, 2023.)

On February 21, 2023, the Company sold its non-core royalty portfolio to Elemental Altus Royalties Corp. (“Elemental Altus”) for total consideration of approximately $6.7 million, comprised of $4.7 million in cash and 1,598,162 common shares of Elemental Altus. The royalty portfolio sale was comprised of 19 royalties across four countries and included a 2.0% NSR royalty on the Pickle Crow Gold Project and a 1.5% NSR royalty on the Hope Brook Gold Project. At the time of the sale, the carrying value of the royalty portfolio was nil, resulting in a realized gain equivalent to the consideration received.

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with royalty buy-backs or maintenance of property interests, the most significant of which are discussed below.

a) Birch-Uchi Properties

(i) Swain Post property option

On February 26, 2021, the Company entered into a three year earn-in agreement with Exiro Minerals Corp. (“Exiro”) pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property (“Swain Post Property”) in northwestern Ontario by making total cash and share payments of $335,000 to Exiro during the term of the option, and by completing all assessment work requirements on the Swain Post Property during the three-year option term. During the period ended March 31, 2023, the Company has issued 391,873 common shares and made payments of $10,000 in cash under the terms of the earn-in agreement.

(ii) Swain Lake property option

On April 28, 2021, the Company entered into an earn-in agreement with Whitefish Exploration Inc. (“Whitefish”), which gives First Mining the option to earn up to a 100% interest in Whitefish’s Swain Lake project (“Swain Lake”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in Swain Lake by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake Property during the first three years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Swain Lake Property and will have an additional period of two years within which to acquire the remaining 30% interest in the Swain Lake Property by paying $1,000,000 in cash and issuing $1,000,000 worth of First Mining common shares to Whitefish.

9

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6.  MINERAL PROPERTIES (continued)

(iii) Vixen properties acquisition

On September 15, 2021, the Company entered into a three-year option agreement with ALX Resources Corp. (“ALX”) pursuant to which First Mining may earn up to a 100% interest in ALX’s Vixen North, Vixen South and Vixen West properties (the “Vixen Properties”) in northwestern Ontario in two stages over a period of five years. First Mining may earn a 70% interest in the Vixen Properties by making cash payments totalling $550,000 and share payments totalling $400,000 to ALX during the initial three-year option term, and by incurring at least $500,000 worth of expenditures on the property during the initial three-year option term.

Upon completing the first stage of the earn-in, First Mining will hold a 70% interest in the Vixen Properties and will have an additional period of two years to acquire the remaining 30% interest in the Vixen Properties by paying $500,000 in cash and issuing $500,000 worth of First Mining shares to ALX.

(iv) Birch Lake properties acquisition

On October 11, 2021, the Company entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) pursuant to which First Mining may earn up to an 80% interest in Pelangio’s Birch Lake properties (the “Birch Lake Properties”) in two stages over a period of six years. First Mining may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000 and issuing in aggregate 1,300,000 First Mining common shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first four years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold a 51% interest in the Birch Lake Properties and will have an additional period of 2 years to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or issuing First Mining common shares, at First Mining’s sole discretion, and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.

On January 13, 2023, a subsidiary of the Company acquired the net assets of a private Company associated with Birch and Casummit Lake properties for a total consideration of $600,000 cash and 3.5 million of First Mining common shares. $100,000 was paid prior to December 31, 2022, $100,000 cash was paid on closing, with the remaining cash to be paid as follows:

■	$100,000 cash payable on the first anniversary of the Closing Date;
■	$100,000 cash payable on the second anniversary of the Closing Date;
■	$200,000 cash payable on the third anniversary of the Closing Date;

2,000,000 common shares were issued on closing and the remaining shares will be issued as follows:

■	500,000 will be issued on the first anniversary of the Closing Date.
■	1,000,000 common shares will be issued on the earlier of third anniversary of closing and the date of a positive decision regarding the environmental assessment of the Springpole mines.

(v) Stargazer properties acquisition

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer concession and other properties (“Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

10

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6. MINERAL PROPERTIES (continued)

b) Duparquet Project

On September 15, 2022, the Company completed the acquisition of all the outstanding common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located Québec, Canada (the “Beattie Transaction”), that were not already owned by the Company or Clifton Star Resources Inc. (“Clifton Star”).

The total consideration of the Beattie Transaction was $4.43641 cash per Beattie Gold common share and 35 common shares of First Mining (“First Mining Shares”) per Beattie Gold common share for total cash consideration of $6,227,176 and total share consideration of 51,532,516 First Mining Shares.

Concurrent with completing the Beattie Transaction, the Company completed the acquisitions of 2699681 Canada Ltd. (“269 Canada”) and 2588111 Manitoba Ltd. (“258 Manitoba”), (together the “Concurrent Transactions”) through Clifton Star. The total consideration of the Concurrent Transactions was $2,500,000 in cash and the issuance of 20,000,000 First Mining Shares.

As a result of acquiring Beattie, 269 Canada and 258 Manitoba, the Company, through its wholly owned subsidiary Duparquet Gold Mines Inc. (“Duparquet Gold Mines”), which was previously called Clifton Star, now owns 100% of the Duparquet Gold Project, in addition to the Pitt Gold Project in Quebec (which the Company acquired from Magna Terra Minerals Inc. (formerly Brionor Resources Inc.) on April 28, 2016 and which it holds through Duparquet Gold Mines) and the Duquesne Gold Project in Quebec (which the Company has owned since it acquired all of the issued and outstanding shares of Clifton Star on April 8, 2016 and which it holds through Duparquet Gold Mines).

Management has concluded that the acquisition of Duparquet, consisting of Beattie, 269 Canada and 258 Manitoba, is an asset acquisition when applying the guidance within IFRS 3 Business Combinations. The purchase price has been allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date. Upon closing, the fair value of identifiable assets acquired from Beattie, 269 Canada and 258 Manitoba were as follows:

Mineral Properties	$24,166
Accounts Payable and Accruals	(71)
Net assets acquired	$24,095

The consideration paid by the Company was comprised as follows:

Fair value of 71,532,516 common shares issued for Beattie, 269 Canada and 258 Manitoba	$15,368
Cash paid	8,727
Total consideration paid	$24,095

During the year ended December 31, 2022, the Company issued 71,532,516 common shares in connection with the Duparquet property acquisition. The interests in Duparquet were previously recorded as mineral property investments. Due to the acquisition the interest was transferred into mineral properties. The Duparquet acquisition costs recorded in Mineral Properties are broken down as follows:

11

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

6.  MINERAL PROPERTIES (continued)

December 31, 2022
Mineral Properties – Central Duparquet	$67
Investment in Beattie Gold Mines – Initial Recognition on Feb 7, 2022	5,544
Equity Loss	(1)
Mineral Property Investments in 269 Canada and 258 Manitoba	4,281
Fair value loss – FVTOCI	(3,537)
Mineral Properties – Initial Recognition on September 15, 2022	24,135
Total acquisition costs recorded in Mineral Properties	$30,489

As of March 31, 2023, the Company recorded $1.5 million (December 31, 2022 - $1.5 million) as a provision for environmental remediation activities related to work to be incurred by the Company’s wholly-owned subsidiary.

On January 30, 2023, the Company entered into an agreement to acquire the Porcupine East Property adjacent to the Company’s Duparquet Gold Project from IAMGold Corporation for total consideration of:

■	2.5 million First Mining common shares with a fair value of $512,500 issued upon closing of the transaction;
■	The granting of a 1.5% net smelter return royalty on the property;
■	A payment of $500,000, in cash or First Mining common shares, as First Mining may elect at their sole election, if the Company declares a minimum of 350,000 koz gold resource on the property; and
■

A payment of $1,000,000, in cash or First Mining common shares, as First Mining may elect at their sole election, to be paid within 12 months of commercial production being declared at the Duparquet Gold Project, as long as any major surface infrastructure related to the Duparquet Gold Project has been constructed on the Porcupine East Property.

c) Hope Brook Project

On June 8, 2021, the Company announced it had closed a definitive earn-in agreement with Big Ridge Gold Corp. Big Ridge” (the “Big Ridge Transaction”) whereby Big Ridge could earn up to an 80% interest in First Mining’s Hope Brook Gold Project located in Newfoundland, Canada. Pursuant to the definitive earn-in agreement, Big Ridge has the right to earn an 80% interest in the Hope Brook Project through a two-stage earn-in over five years by incurring a total of $20,000,000 in qualifying expenditures, issuing up to 36.5 million shares of Big Ridge to First Mining and making a future cash payment to First Mining. Upon completion of the earn-in, First Mining will retain a 20% interest in the Hope Brook Project and a 1.5% net smelter returns royalty on the Hope Brook Project, of which 0.5% can be bought back by Big Ridge for $2,000,000. In accordance with the agreement, upon closing First Mining nominated one member to the Board of Directors of Big Ridge and received $500,000 and 11,500,000 shares of Big Ridge which were credited against the Hope Brook project mineral property balance.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the earn-in agreement. The Company received 15.0 million common shares of Big Ridge and the Company’s interest in the project decreased to 49%. See Note 9 below for further details of the equity accounted investment in Big Ridge.

12

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

7. INVESTMENT IN TREASURY METALS

a) Treasury Share Purchase Agreement Overview

On August 7, 2020, First Mining completed a transaction with Treasury Metals under a share purchase agreement (the “Treasury Share Purchase Agreement”), pursuant to which Treasury Metals agreed to acquire all of the issued and outstanding shares of Tamaka Gold Corporation, a previously wholly-owned subsidiary of the Company, and 100% owner of the Goldlund Project. Under the terms of the Treasury Share Purchase Agreement, First Mining received total consideration of $91,521,000 which was comprised of (i) 43.33 million common shares (post-consolidation) of Treasury Metals (“Treasury Metals Shares”) with a fair value of $78,000,000; (ii) 11.67 million common share purchase warrants (post-consolidation) of Treasury Metals (“Treasury Metals Warrants”) with an exercise price of $1.50 for a three year term with a fair value of $9,812,000; (iii) a retained 1.5% Net Smelter Returns (“NSR”) royalty on Goldlund (0.5% of which can be bought back by Treasury Metals for $5 million in cash) with a fair value of $3,709,000; and (iv) the right to certain contingent milestone payments totaling $5 million, payable in cash on certain key advancements at Goldlund which have not been recorded as at March 31, 2023.

During the year ended December 31, 2022, the Company sold its 1.5% NSR Royalty on Goldlund for US$7,000,000 (approx. $9.6 million) and recognized a gain on the sale of mineral properties for $5,872,000 less charges of $144,000.

b) Equity Accounting Method for Investment in Treasury Metals and Impairment

The Company has concluded it has significant influence over Treasury Metals. The Company is accounting for its investment using the equity method. As at March 31, 2023 the fair value of the Company’s investment in common shares of Treasury Metals was $6,900,000 and the carrying value was $5,492,000 (December 31, 2022 - $ 5,592,000). Management assessed no significant and prolonged change in the carrying value of the investment resulting in no reversal of impairment for the period ended March 31, 2023.

As at March 31, 2023, the Company owns approximately 20.0 million Treasury Metals Shares.

	March 31, 2023	December 31, 2022
Balance, beginning of period	$5,592	$15,400
Equity (loss)	(100)	(850)
Impairment of Investment in Treasury Metals Inc.	-	(8,958)
Balance, end of period	$5,492	$5,592

The equity accounting for Treasury Metals is based on audited results for the year ended December 31, 2022 and an estimate of results for the period of January 1, 2023 to March 31, 2023. The Company’s estimated equity share of Treasury’s net loss for the three-month period ending March 31, 2023 was $100,000.

13

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

8.  INVESTMENT IN PC GOLD INC.

On March 12, 2020, the Company and Auteco executed a definitive Earn-In Agreement (the “Auteco Earn-In Agreement”) whereby Auteco may earn up to an 80% interest in PC Gold, a then wholly-owned subsidiary of First Mining which owns the Pickle Crow Project. Pursuant to the Auteco Earn-In Agreement, the Earn-In is comprised of two stages and on June 9, 2021, the Company announced completion of the Stage 1 earn-in and accordingly Auteco obtained a 51% ownership of the PC Gold legal entity. First Mining received the scheduled 100,000,000 Auteco shares and executed the joint venture shareholders agreement.

Following the completion of the Stage 1 earn-in by AuTeco, First Mining’s percentage ownership of its former subsidiary, PC Gold, was reduced from 100% to 49%, which led to a loss of control and the resulting deconsolidation of PC Gold Inc. from First Mining’s financial statements. First Mining determined that its then 49% investment in the common shares of PC Gold gave it significant influence over PC Gold, requiring PC Gold to be recorded in First Mining’s financial statements using the equity method of accounting as an investment in associate.

The initial recognition of the investment in an associate was accounted for based on an estimated fair value using a market approach to value Pickle Crow’s inferred resources on a per unit of metal basis derived from comparable gold project transactions. As at March 31, 2023, the Company owns a 30% interest in PC Gold Inc.

	March 31, 2023	December 31, 2022
Balance, beginning of period	$21,572	$21,570
Equity income (loss)	-	2
Balance, end of period	$21,572	$21,572

The subsequent equity accounting for PC Gold is based on audited results for the year-ended June 30, 2022, and on the unaudited nine-month period ended March 31, 2023. The Company’s estimated equity share of PC Gold’s net loss for the interim period ending March 31, 2023 was $nil.

Following completion of the Stage 2 earn-in in Q3 2021 the Company delivered the additional 19% interest in PC Gold to Auteco from the Option – PC Gold balance which represented the fair value loss on the reduced 30% PC Gold ownership. A corresponding reduction in the equity accounted investment in PC Gold was also recorded as a result of this dilution. The $5,216,000 (December 31, 2022 - $5,216,000) liability balance as at March 31, 2023 represents the additional net dilution which would result from Auteco completing its additional 10% equity interest. Following receipt of $3,000,000 under this option First Mining’s ownership would reduce to 20%.

The Auteco Earn-In Agreement requires First Mining to contribute its pro-rata share of environmental reclamation funding, which was 30% as at March 31, 2023 following completion of the Stage 2 earn-in. Accordingly, the Company has recorded a provision of $1,172,000 as at March 31, 2023 (December 31, 2022 - $1,172,000).

14

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

9. INVESTMENT IN BIG RIDGE GOLD CORP.

On September 13, 2022, Big Ridge completed Stage 1 of the earn-in requirements necessary to satisfy the earn-in threshold set out in the Hope Brook earn-in agreement. Big Ridge issued a total of 15.0 million common shares to the Company with an aggregate fair value of $2,175,000, resulting in an increase in the Company’s common share ownership interest in Big Ridge to 19.5% on December 31, 2022 from 10.8%. Following the completion of the initial Big Ridge transaction on June 7, 2021, the Company’s common share ownership interest in Big Ridge was approximately 19.8% (Initial Recognition fair value - $2,185,000). In addition to its share ownership interest, the Company considered various qualitative factors including representation rights on Big Ridge’s board of directors in arriving at the determination that significant influence exists, and therefore the Company applies the equity method of accounting. As at March 31, 2023 the fair value of the Company’s investment in common shares of Big Ridge was $3,577,000 and the carrying value was $2,054,000 (December 31, 2022 - $2,119,000). Management assessed no significant and prolonged change in the carrying value of the investment resulting in no reversal of impairment for the period ended March 31, 2023.

	March 31, 2023	December 31, 2022
Balance, beginning of period	$2,119	$1,491
Equity loss	(65)	(144)
Completion of Stage 1 Earn-In	-	2,175
Fair value adjustment due to Impairment of Investment in Big Ridge Gold Corp.	-	(1,403)
Balance, end of period	$2,054	$2,119

The subsequent equity accounting for Big Ridge is based on audited results for the year end June 30, 2022 and an estimate of results for the period of July 1, 2022 to March 31, 2023. The Company’s estimated equity share of Big Ridge’s net loss for the interim period ending March 31, 2023 was $65,000.

10. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), which closed on July 2, 2020. Under the terms of the Silver Purchase Agreement, First Majestic agreed to pay First Mining total consideration of US$22.5 million (approx. $30.6 million as at the closing date), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project over the life of the project (the “Silver Stream”) and also received 30 million common share purchase warrants of First Mining. Each share purchase warrant entitles First Majestic to purchase one common share of First Mining at an exercise price of $0.40 for a period of five years. The fair value of the warrants issued of $6,278,000 was recorded in Equity (Warrant reserve) on the Company’s consolidated statements of financial position. On July 15, 2021, First Mining distributed Treasury Metals Warrants to its shareholders in connection with the August 7, 2020, Treasury Metals Purchase Agreement. Per the terms of the convertible security adjustment provision warrant indentures from the distribution, the exercise price for the warrants were reduced from $0.40 to $0.37 per common share.

First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million (approx. $30.4 million as at March 31, 2023) at any time prior to the commencement of production at Springpole (the “Buy-Back Right”).

15

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

10. SILVER STREAM DERIVATIVE LIABILITY (continued)

Per the Silver Purchase Agreement, First Majestic paid US$10 million ($13.7 million) to First Mining on the July 2, 2020 closing date, with US$2.5 million ($3.3 million) paid in cash and the remaining US$7.5 million ($10.4 million) paid in 805,698 common shares of First Majestic (“Tranche 1”). Upon announcement of the Pre-Feasibility Study (“PFS”) on March 4, 2021, First Mining received US$7.5 million ($9.8 million) from First Majestic, with US$3.75 million ($4.8 million) paid in cash and the remaining US$3.75 million ($5.0 million) paid in 287,300 common shares of First Majestic (“Tranche 2”). The final tranche (“Tranche 3”) of US$5.0 million ($6.5 million) is payable by First Majestic upon First Mining receiving approval of a federal or provincial environmental assessment for the Springpole Gold Project, which is to be paid half in cash and half in shares of First Majestic.

The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project. If, upon expiration of the term of the Silver Purchase Agreement, the Company has not sold to First Majestic an amount of silver sufficient to reduce the Advance Payment to nil, then a refund of the uncredited balance, without interest shall be due and owing by the Company to First Majestic.

The silver delivered to First Majestic may be sourced from the Springpole Gold Project, or the Company may substitute any required refined silver with refined silver from a source other than the Springpole Gold Project, with the exception of silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has concluded that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation. The fair value of the Silver Stream derivative liability is a Level 3 measurement.

The fair value of the Silver Stream derivative liability is calculated at each reporting date as the net of the future Advance Payment tranches receivable (an asset for the Company) and the Silver Stream obligation (a liability to the Company), with gains or losses recorded in the statement of net loss and comprehensive loss. The fair value of the Silver Stream derivative liability as at March 31, 2023 is US$22,734,000 ($30,791,000), which is comprised of the Silver Stream obligation fair value of US$26,113,000 ($35,339,000) less the Advance Payment receivable fair value of US$3,379,000 ($4,573,000). The fair value of the Silver Stream derivative liability as at December 31, 2022 was US$20,061,000 ($27,171,000), which is comprised of the Silver Stream obligation fair value of US$23,646,000 ($32,026,000) less the Advance Payment receivable fair value of US$3,585,000 ($4,855,000).

	March 31, 2023	December 31, 2022
Balance, beginning of period	$(27,171)	$(26,114)
Change in fair value	(3,620)	(1,057)
Balance, end of period	$(30,791)	$(27,171)

16

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023	December 31, 2022
Accounts payable	$905	$750
Accrued liabilities	3,429	2,097
Total	$4,334	$2,847

12. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	August 26, 2022	September 2, 2022	Total
Balance, December 31, 2022	$872	$170	$1,042
Settlement of flow-through share premium liability upon incurring eligible expenditures	(590)	-	(590)
Balance, March 31, 2023	$282	$170	$452

As at March 31, 2023, the Company had $1,727,000 (December 31, 2022 – $4,090,000) of unspent flow-through expenditure commitments.

13. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

b) Issued and Fully Paid

Common shares as at March 31, 2023: 807,658,020 (December 31, 2022 – 802,226,149).

Preferred shares as at March 31, 2023: nil (December 31, 2022 – nil).

Non-Brokered Private Placement Financing

On September 2, 2022, the Company completed a non-brokered private placement raising aggregate gross proceeds of $5,325,000 (the “September Offering”). Pursuant to the September Offering, the Company issued an aggregate of 17,749,868 flow-through units of the Company (the “FT Units”) at a price of $0.30 per FT Unit. In connection with the September Offering, the Company paid issuance costs of $271,000 in cash. Each FT Unit consisted of one flow-through common share of the Company that qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada) (the “ITA”). An amount of $3,703,000 ($3,974,000 net of issuance costs of $271,000) was recorded in share capital and the remaining $1,351,000, representing the implied premium, was recorded as a flow-through share premium liability. As at March 31 ,2023, the Company had a balance of $452,000 as flow-through share premium liability.

17

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

13.  SHARE CAPITAL (continued)

c) Warrants

The movements in warrants during the three months ended March 31, 2023 and year ended December 31, 2022 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2021	91,892,620	$0.48
Warrants expired	(41,545,383)	0.57
Balance as at December 31, 2022	50,347,237	$0.35
Warrants expired	(18,247,009)	0.31
Balance as at March 31, 2023	32,100,228	$0.37

The following table summarizes information about warrants outstanding as at March 31, 2023:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.37	32,050,228	$0.37	2.26
$0.42	50,000	$0.42	0.33
	32,100,228	$0.37	2.25

There were no warrants issued during the three months ended March 31, 2023.

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

The movements in stock options during the three months ended March 31, 2023 and year ended December 31, 2022 are summarized as follows:

18

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

13.  SHARE CAPITAL (continued)

	Number	Weighted average exercise price
Balance as at December 31, 2021	45,140,000	$0.44
Options granted	16,010,000	0.26
Options expired	(13,146,250)	0.63
Options forfeited	(1,631,250)	0.31
Balance as at December 31, 2022	46,372,500	$0.37
Options granted- February 14, 2023	16,075,000	0.19
Options expired	(5,025,000)	0.59
Options cancelled	(250,000)	0.27
Options forfeited	(855,000)	0.26
Balance as at March 31, 2023	56,317,500	$0.30

The weighted average closing share price at the date of exercise for the three months ended March 31, 2023 was nil (March 31, 2022 – nil). There were no stock options exercised during the three months ended March 31, 2023 (2022 – nil).

The following table summarizes information about the stock options outstanding as at March 31, 2023:

	Options Outstanding			Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
0.19-0.25	21,525,000	$0.20	3.13	8,768,750	$0.22	3.32
0.26-0.50	34,792,500	0.36	2.44	31,522,500	0.37	2.31
	56,317,500	$0.30	2.70	40,291,250	$0.34	2.51

During the three months ended March 31, 2023, there were 16,075,000 (March 31, 2022 –14,835,000) stock options granted with an aggregate fair value at the date of grant of $3,054,250 (March 31, 2022 - $3,975,750), or a weighted average fair value of $0.19 per option (March 31, 2022 – $0.14). As at March 31, 2023, 16,026,250 (March 31, 2022 – 15,697,500) stock options remain unvested with an aggregate grant date fair value of $1,741,558 (March 31, 2022 - $2,516,408).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties. In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods. As at March 31, 2023, share-based payments expense is comprised of stock options $632,205, restricted share units ("RSUs") $100,251, deferred share units ("DSUs") $86,370, and performance share units ("PSUs") $35,204, and is classified within the financial statements as follows:

19

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

13.  SHARE CAPITAL (continued)

	For the three months ended
Statements of Net Loss:	2023	2022
General and administration	$374	$509
Exploration and evaluation	6	20
Investor relations and marketing communications	52	66
Corporate development and due diligence	72	61
Subtotal	$504	$656
Statements of Financial Position:
Mineral Properties	350	397
Total	$854	$1,053

The grant date fair value of the stock options recognized in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended	Year ended
	March 31, 2023	December 31, 2022
Risk-free interest rate	3.23%	1.87%
Share price at grant date (in dollars)	$0.19	$0.27
Exercise price (in dollars)	$0.19	$0.27
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	65.33%	63.97%
Forfeiture rate	7.50%	7.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.

e) Restricted Share Units

During the three months ended in March 31, 2023, the Company granted 2,817,045 RSUs under its share-based compensation plan to the Company’s executive officers as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the three months ended in March 31, 2023, the Company issued 539,998 common shares pursuant to the exercise of RSUs for an aggregate settlement value of $176,921.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

20

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

13. SHARE CAPITAL (continued)

The following table summarizes the changes in RSU's for the three months ended March 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,890,002	$0.31
Granted – February 14, 2023	2,817,045	0.18
RSUs settled	(539,998)	0.19
RSUs forfeited	(330,002)	0.21
Balance as at March 31, 2023	3,837,047	$0.24

f) Deferred Share Units

During the three months ended on March 31, 2023, the company granted 450,000 DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2022	659,000	$0.30
Granted – February 14, 2023	450,000	$0.18
Balance as at March 31, 2023	1,109,000	$0.25

g) Performance Share Units

During the period ended March 31, 2023, the Company granted 4,900,000 PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the share price volatility of the Company’s stock, as well as the volatility of the selected group of peer companies and the correlation of returns between the peer group and the Company.

The following table summarizes the changes in PSUs for the three months ended March 31, 2023:

	Number	Weighted average fair value
Balance as at December 31, 2022	1,913,000	$0.24
Granted – February 14, 2023	4,900,000	$0.22
Balance as at March 31, 2023	6,813,000	$0.23

21

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

14.  OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended March 31, 2023
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$86	$28	$6	$10	$130
Consultants	53	18	-	(35)	36
Depreciation (non-cash)	128	-	-	-	128
Directors’ fees	70	-	-	-	70
Investor relations and marketing communications	-	2	211	5	218
Professional fees	250	-	-	-	250
Salaries	660	44	86	30	820
Share-based payments (non-cash) (Note 11(d))	374	6	52	72	504
Transfer agent and filing fees	74	-	-	-	74
Travel and accommodation	5	7	20	1	33
Operating expenses total	$1,700	$105	$375	$83	$2,263

	For the three months ended March 31, 2022
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$76	$46	$2	$-	$124
Consultants	93	5	-	-	98
Depreciation (non-cash)	44	55	-	-	99
Directors fees	83	-	-	-	83
Investor relations and marketing communications	-	-	138	-	138
Professional fees	184	-	-	-	184
Salaries	317	23	84	47	471
Share-based payments (non-cash) (Note 11(d))	509	20	66	61	656
Transfer agent and filing fees	115	-	-	-	115
Travel and accommodation	2	28	2	1	33
Operating expenses total	$1,423	177	$292	$109	$2,001

22

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

15.  SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its North American mineral properties. Geographic information about the Company’s non-current assets, excluding financial instruments, as at March 31, 2023 and December 31, 2022 is as follows: Canada - $261,734,000 (December 31, 2022 - $251,941,000) and USA $4,700 (December 31, 2022 - $132,000).

16.  RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the Company’s Directors and Officers, and any companies associated with them.

Key management consists of the Directors, Officers and Vice Presidents of the Company. The compensation paid or payable to key management for services during the three months ended March 31, 2023 and 2022 is as follows:

Service or Item	Three months ended March 31,
	2023	2022
Directors’ fees	$71	$83
Salaries and consultants’ fees	754	514
Share-based payments (non-cash)	575	605
Total	$1,400	$1,202

17.  FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, short term investments, current other receivables, and accounts payable, accrued and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

The carrying value of investments was based on the quoted market prices of the shares as at March 31, 2023 and was therefore considered to be Level 1.

23

FIRST MINING GOLD CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars unless otherwise noted, tabular amounts are expressed in thousands of Canadian dollars)

(Unaudited)

17. FAIR VALUE (continued)

As the Auteco Earn‐In Agreement provides Auteco the right to earn an interest in PC Gold Inc., rather than a direct interest in the Pickle Crow project, Auteco’s option to acquire PC Gold shares is a financial liability of First Mining. As a derivative, the Pickle Crow project option liability is classified as financial liability at FVTPL. The carrying value of the Option - Pickle Crow Gold Project is not based on observable market data and therefore is considered to be Level 3.

The fair value of the Option – Pickle Crow Gold Project as at March 31, 2023, was determined by reference to the portion of the estimated fair value of PC Gold Inc. to be given up by the Company with the option for Auteco to earn an additional 10%, net of $3,000,000 proceeds to be received on exercise.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	March 31, 2023				December 31, 2022
		Fair value measurement				Fair value measurement
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Financial assets:
Investments (Note 4)	$2,811	$2,811	$-	$-	$184	$184	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 10)	$30,791	$-	$-	$30,791	$27,171	$-	$-	$27,171
Option – PC Gold (Note 8)	$5,216	$-	$-	$5,216	$5,216	$-	$-	$5,216

18. SUBSEQUENT EVENTS

a) Sale of Non-Core Eagle Claims in Manitoba

On April 24, 2023, the Company’s subsidiary Duparquet Gold Mines Inc. sold certain mining claims in Manitoba (the “Eagle Claims”) to Grid Metals Corp. (“Grid Metals”) for total consideration comprised of $300,000 in cash, 250,000 common shares of Grid Metals, a future contingent payment of $350,000 and a 2.0% NSR royalty on the Eagle Claims.

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